Exhibit 99.6

BANC OF CALIFORNIA, INC.

ARTICLES SUPPLEMENTARY

NON-VOTING COMMON EQUIVALENT STOCK

Banc of California, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article 6 of the charter of the Corporation currently in effect (as amended, supplemented and/or restated from time to time, the “Charter”), and § 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation, by duly adopted resolutions, classified and designated 27,000,000 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of “Non-Voting Common Equivalent Stock” of the Corporation, par value $0.01 per share, with the following preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, which, upon any restatement of the Charter, shall become part of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

Section I.            Designation and Amount.

A series of Preferred Stock designated as the “Non-Voting Common Equivalent Stock” (“Non-Voting Common Equivalent Stock”) is hereby established. The total number of authorized shares of Non-Voting Common Equivalent Stock shall be 27,000,000.

Section II.           Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:

“Adjustment Event” has the meaning specified in Section VII(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (as used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise).

“Applicable Conversion Rate” means, for each share of Non-Voting Common Equivalent Stock, the number of shares of Voting Common Stock equal to the quotient of the Base Price divided by the then-applicable Conversion Price, subject to adjustment pursuant to Section VII(i) for any applicable event occurring subsequent to the initial determination of the Applicable Conversion Rate.

“Articles Supplementary” means these Articles Supplementary.

“Base Price” means $12.30.

“BHCA Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Board” means the Board of Directors of the Corporation.

“Business Day” means any day, other than a Saturday, Sunday or other day on which banking institutions in the city of Los Angeles California, are required or authorized by Law to be closed.

“Charter” means the charter the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).

“Class of Voting Security” shall be interpreted in a manner consistent with how “class of voting shares” is defined in 12 C.F.R. Section 225.2(q)(3) or any successor provision.

“Closing Date” means the date that any shares of Non-Voting Common Equivalent Stock are first issued.

“Closing Price” of the Voting Common Stock (or other relevant capital stock or equity interest) on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE on such date. If the Voting Common Stock (or other relevant capital stock or equity interest) is not traded on the NYSE on any date of determination, the Closing Price of the Voting Common Stock (or other relevant capital stock or equity interest) on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or if the Voting Common Stock (or other relevant capital stock or equity interest) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Voting Common Stock (or other relevant capital stock or equity interest) in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Voting Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.

For purposes of these Articles Supplementary, all references herein to the “Closing Price” and “last reported sale price” of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE shall be such closing sale price and last reported sale price as reflected on the website of the NYSE (http://www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the NYSE and as reported by Bloomberg Professional Service, the closing sale price and last reported sale price on the website of the NYSE shall govern.

“Common Equivalent Dividend Amount” has the meaning specified in Section IV(a).

“Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.

“Conversion Date” means the date on which any shares of Non-Voting Common Equivalent Stock shall become convertible into any shares of Voting Common Stock pursuant to Section III(a).

“Conversion Price” means, for each share of Non-Voting Common Equivalent Stock, the Base Price, as the same may be adjusted from time to time in accordance with the terms of these Articles Supplementary; provided that the Conversion Price for any share of Non-Voting Common Equivalent Stock issued pursuant to the Warrant shall at the time of issuance also be adjusted for the cumulative effect of all events occurring on or after the date hereof and prior to such time of issuance for which no adjustment was made in accordance with the terms of these Articles Supplementary to the Conversion Price for shares of Non-Voting Common Equivalent Stock outstanding at the time of such event(s) (including amounts for which no adjustment was made pursuant to Section VII(f)(i)).

“Convertible Transfer” means a transfer by the Holder (i) to the Corporation; (ii) in a widespread public distribution; (iii) in a private sale in which no purchaser (or group of associated purchasers) would receive two percent (2%) or more of the outstanding securities of any Class of Voting Securities of the Corporation; or (iv) to a purchaser that would control more than fifty percent (50%) of every Class of Voting Securities of the Corporation without any transfer from the Holder.

“Current Market Price” means, on any date, the average of the daily Closing Price per share of the Voting Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Conversion Price pursuant to Section VII.

“Corporation” means Banc of California, Inc.

“Exchange Property” has the meaning specified in Section VII(i).

“Ex-Date”, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Conversion Price pursuant to Section VII means the first date on which the applicable Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.

“Government Entity” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental entity of any nature (including any governmental agency, branch, department, official, committee or entity and any court or other tribunal), whether foreign or domestic; or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal and self-regulatory organizations.

“Holder” means the Person in whose name any shares of Non-Voting Common Equivalent Stock are registered, which may be treated by the Corporation as the absolute owner of such shares of Non-Voting Common Equivalent Stock for the purpose of making payment and settling conversion and for all other purposes.

“Investment Agreement” means the separate investment agreements, by and between the Corporation and the investor parties thereto, dated as of July 25, 2023 (as amended, supplemented or restated from time to time).

“Law” means, with respect to any Person, any legal, regulatory and administrative laws, statutes, rules, Orders and regulations applicable to such Person.

“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.

“MGCL” means the Maryland General Corporation Law, as amended from time to time.

“Non-BHCA Affiliate” means a Person that is both (a) not the initial Holder of the instrument or a Holder as a result of an agreement entered into between such Holder and the initial Holder of the instrument prior to November 30, 2023 and (b) not a BHCA Affiliate of (i) the Holder of the instrument or (ii) a Person described in clause (a).

“Non-Voting Common Equivalent Stock” has the meaning specified in Section I.

“Non-Voting Common Stock” means, if any, the Non-Voting Common Stock, par value $0.01 per share, of the Corporation authorized by the Corporation on or after the date hereof.

“NYSE” means the New York Stock Exchange.

“Order” means any applicable order, injunction, judgment, decree, ruling, or writ of any Government Entity.

“Preferred Stock” has the meaning set forth in the Charter.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Sections 13(d)(3) and 14(d) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Voting Common Stock have the right to receive any cash, securities or other property or in which the Voting Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Voting Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee of the Board or by Law, contract or otherwise).

“Reorganization Event” has the meaning specified in Section VII(c).

“Subject CE Share” has the meaning specified in Section III(a)(i).

“Trading Day” means a day on which the shares of Common Stock:

(i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

“Voting Common Stock” means the voting common stock, $0.01 par value per share, of the Corporation authorized by the Corporation on or after the date hereof.

“Voting Security” has the meaning set forth in 12 C.F.R. Section 225.2(q) or any successor provision.

“Warrant” has the meaning set forth in the Investment Agreement.

Section III.          Conversion.

(a)          Conversion upon Convertible Transfer.

(i)          The shares of Non-Voting Common Equivalent Stock shall not be convertible into any other class of capital stock of the Corporation, except in accordance with this Section III.  On the terms and in the manner set forth in this Section III, but subject to the restrictions set forth in Section 4.1 and Section 4.2 of the Investment Agreement, upon the consummation of any Convertible Transfer to a Person that is a Non-BHCA Affiliate, each share of Non-Voting Common Equivalent Stock subject to such Convertible Transfer (each, a “Subject CE Share”) shall automatically convert into a number of shares of Voting Common Stock equal to the Applicable Conversion Rate.

(ii)          On the Conversion Date, the Corporation shall effect the conversion of the Subject CE Shares by delivering the shares of Voting Common Stock so converted pursuant to Section III(a)(i).

(b)          Prior to the close of business on any applicable Conversion Date, the shares of Voting Common Stock issuable upon conversion of any shares of Non-Voting Common Equivalent Stock pursuant to Section III(a) shall not be deemed outstanding for any purpose, and the Holders shall have no rights with respect to the Voting Common Stock (including voting rights, rights to respond to tender offers for the Voting Common Stock and rights to receive any dividends or other distributions on the Voting Common Stock) by virtue of holding shares of Non-Voting Common Equivalent Stock, except as otherwise expressly set forth in these Articles Supplementary.

(c)          Effective immediately prior to the close of business on any applicable Conversion Date, the rights of the Holders with respect to the shares of the Non-Voting Common Equivalent Stock so converted shall cease and the Persons entitled to receive shares of Voting Common Stock upon the conversion of such shares of Non-Voting Common Equivalent Stock shall be treated for all purposes as having become the record and beneficial owners of such shares of Voting Common Stock. In the event that the Holders shall not by written notice to the Corporation designate the name in which shares of Voting Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Non-Voting Common Equivalent Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holders and in the manner shown on the records of the Corporation.

(d)          No fractional shares of Voting Common Stock shall be issued upon any conversion of shares of Non-Voting Common Equivalent Stock. If more than one share of Non-Voting Common Equivalent Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Voting Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Non-Voting Common Equivalent Stock so surrendered. Instead of any fractional shares of Voting Common Stock that would otherwise be issuable upon conversion of any Subject CE Share, the Corporation shall pay an amount in cash (rounded to the nearest cent) equal to the fractional share of Voting Common Stock that otherwise would be issuable hereunder, multiplied by the Closing Price of the Voting Common Stock determined as of the second Trading Day immediately preceding the applicable Conversion Date.

(e)          All shares of Voting Common Stock which may be issued upon conversion of the shares of Non-Voting Common Equivalent Stock will, upon issuance by the Corporation, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than transfer restrictions imposed under applicable securities Laws) and not issued in violation of any preemptive right or Law.

(f)          Effective immediately prior to the Conversion Date, dividends or distributions shall no longer be declared on any Subject CE Shares and such shares shall cease to be outstanding, in each case, subject to the rights of a Holder to receive any declared and unpaid dividends or distributions on such shares and any other payments to which they are otherwise entitled pursuant to Section IV or Section VII.

Section IV.          Dividend Rights.

(a)          From and after the Closing Date to (but excluding) the applicable Conversion Date, (i) the Holders shall be entitled to receive, when, as and if declared by the Board or any duly authorized committee of the Board (but only out of assets legally available therefor and solely to the extent that any cash dividend payments are paid out of the Corporation’s net income or retained earnings) all cash dividends or distributions (including regular quarterly dividends or distributions) declared and paid or made in respect of the shares of Voting Common Stock, at the same time and on the same terms as holders of Voting Common Stock, in an amount per share of Non-Voting Common Equivalent Stock equal to the product of (x) the Applicable Conversion Rate then in effect and (y) any per share dividend or distribution, as applicable, declared and paid or made in respect of each share of Voting Common Stock (the “Common Equivalent Dividend Amount”), and (ii) the Board or any duly authorized committee thereof may not declare and pay any cash dividend or make any cash distribution in respect of Voting Common Stock unless the Board or any duly authorized committee of the Board declares and pays to the Holders, at the same time and on the same terms as holders of Voting Common Stock, the Common Equivalent Dividend Amount per share of Non-Voting Common Equivalent Stock. Notwithstanding any provision in this Section IV(a) to the contrary, no Holder of a share of Non-Voting Common Equivalent Stock shall be entitled to receive any dividend or distribution made with respect to the Voting Common Stock where the Record Date for determination of holders of Voting Common Stock entitled to receive such dividend or distribution occurs prior to the date of issuance of such share of Non-Voting Common Equivalent Stock.  The foregoing shall not limit or modify the rights of any Holder to receive any dividend or other distribution pursuant to Section VII.

(b)          Each dividend or distribution declared and paid pursuant to Section IV(a) will be payable to Holders of record of shares of Non-Voting Common Equivalent Stock as they appear in the records of the Corporation at the close of business on the same day as the Record Date for the corresponding dividend or distribution to the holders of shares of Voting Common Stock.

(c)          Except as set forth in these Articles Supplementary, the Corporation shall have no obligation to pay, and the holders of shares of Non-Voting Common Equivalent Stock shall have no right to receive, dividends or distributions at any time, including with respect to dividends or distributions with respect to Parity Securities or any other class or series of authorized Preferred Stock. To the extent the Corporation declares dividends or distributions on the Non-Voting Common Equivalent Stock and on any Parity Securities but does not make full payment of such declared dividends or distributions, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Non-Voting Common Equivalent Stock and the holders of any Parity Securities then outstanding. For purposes of calculating the allocation of partial dividend payments, the Corporation will allocate dividend payments on a pro rata basis among the Holders and the holders of any Parity Securities so that the amount of dividends or distributions paid per share on the shares of Non-Voting Common Equivalent Stock and such Parity Securities shall in all cases bear to each other the same ratio that payable dividends or distributions per share on the shares of the Non-Voting Common Equivalent Stock and such Parity Securities (but without, in the case of any noncumulative Preferred Stock, accumulation of dividends or distributions for prior dividend periods) bear to each other. The foregoing right shall not be cumulative and shall not in any way create any claim or right in favor of Holders in the event that dividends or distributions have not been declared or paid in respect of any prior calendar quarter.

(d)          No interest or sum of money in lieu of interest will be payable in respect of any dividend payment or payments on shares of Non-Voting Common Equivalent Stock or on such Parity Securities that may be in arrears.

(e)          Holders shall not be entitled to any dividends or distributions, whether payable in cash, securities or other property, other than dividends or distributions (if any) declared and payable on shares of Non-Voting Common Equivalent Stock as specified in these Articles Supplementary.

(f)          Notwithstanding any provision in these Articles Supplementary to the contrary, Holders shall not be entitled to receive any dividends or distributions on any shares of Non-Voting Common Equivalent Stock on or after the applicable Conversion Date in respect of such shares of Non-Voting Common Equivalent Stock that have been converted as provided herein, except to the extent that any such dividends or distributions have been declared by the Board or any duly authorized committee of the Board and the Record Date for such dividend occurs prior to such applicable Conversion Date.

Section V.           Voting.

(a)          Notwithstanding any stated or statutory voting rights, except as set forth in Section V(b), the Holders shall not be entitled to vote (in their capacity as Holders) on any matter submitted to a vote of the stockholders of the Corporation.

(b)          So long as any shares of Non-Voting Common Equivalent Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote, given in person or by proxy, at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Non-Voting Common Equivalent Stock, voting as a single and separate class, amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions, other than a Reorganization Event pursuant to which the Non-Voting Common Equivalent Stock is treated in accordance with Section VII(i)) any provision of (i) these Articles Supplementary or (ii) the Charter, in either case, that would alter, modify or change the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock so as to, or in a manner that would, significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock; provided, however, that (x) any increase in the amount of the authorized or issued Non-Voting Common Equivalent Stock or any securities convertible into Non-Voting Common Equivalent Stock or (y) the creation and issuance, or an increase in the authorized or issued amount, of any series of Preferred Stock, or any securities convertible into Preferred Stock, ranking equal with and/or junior to the Non-Voting Common Equivalent Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the Corporation’s liquidation, dissolution or winding up, in either case, will not, in and of itself, be deemed to significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock and the Holders will have no right to vote their shares of Non-Voting Common Equivalent Stock solely by reason of such an increase, creation or issuance.

(c)          Notwithstanding the foregoing, the Holders shall not have any voting rights set out in Section V(b) if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of Non-Voting Common Equivalent Stock shall have been converted into shares of Voting Common Stock.

Section VI.          Rank; Liquidation.

(a)          The Non-Voting Common Equivalent Stock shall, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the Common Stock with respect to dividends or distributions (including regular quarterly dividends) declared by the Board and rights upon any liquidation, dissolution, winding up or similar proceeding of the Corporation, as provided in the Charter (collectively, such securities, the “Parity Securities”).

(b)          For purposes of this Section VI, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or Person or the merger, consolidation or any other business combination of any other corporation or Person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section VII.        Adjustments.

(a)          The Conversion Price shall be subject to the adjustments described in this Section VII (each such event set forth in clauses (b) through (i), an “Adjustment Event”).

(b)          Stock Dividends and Distributions.  If the Corporation pays dividends or other distributions on the Common Stock in shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such dividend or distribution by the following fraction:

OS0
OS1

Where,

OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to Ex-Date for such dividend or distribution.

OS1 =
the sum of (x) the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution, plus (y) the total number of shares of Voting Common Stock issued in such dividend or distribution.

The adjustment pursuant to this clause (b) shall become effective at 9:00 a.m., New York City time on the Ex-Date for such dividend or distribution. For the purposes of this clause (b), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any dividend or distribution described in this clause (b) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.

(c)          Subdivisions, Splits and Combinations of Common Stock.  If the Corporation subdivides, splits or combines the shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the effective date of such share subdivision, split or combination by the following fraction:

OS0
OS1
Where,

OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.

OS1 =	the number of shares of Voting Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

The adjustment pursuant to this clause (c) shall become effective at 9:00 a.m., New York City time on the effective date of such subdivision, split or combination. For the purposes of this clause (c), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any subdivision, split or combination described in this clause (c) is announced but the outstanding shares of Voting Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to subdivide, split or combine the outstanding shares of Voting Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.

(d)          Issuance of Stock Purchase Rights.  If the Corporation issues to all or substantially all holders of the shares of Voting Common Stock or Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Voting Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:

OS0 + Y
OS0 + X
Where,

OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such distribution.

X =	the total number of shares of Voting Common Stock issuable pursuant to such rights or warrants.

Y =
the number of shares of Voting Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.

Any adjustment pursuant to this clause (d) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (d), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. The Corporation shall not issue any such rights or warrants in respect of shares of the Voting Common Stock held in treasury by the Corporation. In the event that such rights or warrants described in this clause (d) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Voting Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Voting Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board).

(e)          Debt or Asset Distributions.  If the Corporation distributes to all or substantially all holders of shares of Voting Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (b) above, any rights or warrants referred to in clause (d) above, any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:

SP0 – FMV
SP0
Where,

SP0 = the Current Market Price per share of Voting Common Stock on such date.

FMV =  the fair market value of the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall receive on the date on which such distribution is made to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of such distribution such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

In a “spin-off”, where the Corporation makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, if a Holder did not participate in such distribution with respect to such shares of Non-Voting Common Equivalent Stock as provided for in Section IV, the Conversion Price with respect to such share held by such Holder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:

MP0
MP0+ MPs
Where,

MP0 =   the average of the Closing Prices of the Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.

MPs =   the average of the Closing Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board.

Any adjustment pursuant to this clause (e) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (e) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(f)          Cash Distributions.  If the Corporation makes a distribution consisting exclusively of cash to all holders of Voting Common Stock, excluding (i) any cash dividend on the Common Stock to the extent a corresponding cash dividend is paid on the Non-Voting Common Equivalent Stock pursuant to Section IV(a), (ii) any cash that is distributed in a Reorganization Event or as part of a “spin-off” referred to in clause (e) above, (iii) any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding-up, and (iv) any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:

SP0 – DIV
SP0
Where,

SP0 =	the Closing Price per share of Voting Common Stock on the Trading Day immediately preceding the Ex-Date.

DIV =	the amount per share of Voting Common Stock of the cash distribution, as determined pursuant to the introduction to this clause (f).

In the event that any distribution described in this clause (f) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of cash such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

(g)          Self-Tender Offers and Exchange Offers.  If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Voting Common Stock where the cash and the value of any other consideration included in the payment per share of the Voting Common Stock exceeds the Closing Price per share of the Voting Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:

OS0 x SP0
AC + (SP0 x OS1)
Where,

SP0 = the Closing Price per share of Voting Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.

OS0 = the number of shares of Voting Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.

OS1= the number of shares of Voting Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).

AC = the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board.

Any adjustment made pursuant to this clause (g) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Corporation or one of its subsidiaries is obligated to purchase shares of Voting Common Stock pursuant to any such tender offer or exchange offer, but the Corporation or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.

(h)          Rights Plans.  To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Non-Voting Common Equivalent Stock, the Holders will receive, in addition to the shares of Voting Common Stock, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the shares of Voting Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of Voting Common Stock as described in clause (e) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(i)          Reorganization Events.

(i)          Upon the occurrence of a Reorganization Event prior to an applicable Conversion Date, each share of Non-Voting Common Equivalent Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, shall automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such Reorganization Event by a holder (other than the counterparty to the Reorganization Event or an Affiliate of such other party) of the number of shares of Voting Common Stock into which such share of Non-Voting Common Equivalent Stock was convertible immediately prior to such Reorganization Event in exchange for such shares of Non-Voting Common Equivalent Stock (such securities, cash, and other property, the “Exchange Property”); provided that, to the extent receipt of any Exchange Property would be prohibited by Law or would require the Holder to obtain any consent, authorization, approval, license or permit of any Governmental Entity to acquire or hold the Exchange Property, then the portion of the Non-Voting Common Equivalent Stock of such Holder that such Holder is prohibited by Law or requires such action to acquire or hold shall instead either (A) convert into a substantially identical non-voting security (with commensurate voting powers and conversion rights as the Non-Voting Common Equivalent Stock hereunder) of the entity surviving such Reorganization Event or other entity in which holders of shares of Voting Common Stock receive securities in connection with such Reorganization Event or (B) if proper provision is not made to give effect to the foregoing subclause (A), remain outstanding without any alterations to the terms thereof and be convertible into the Exchange Property.

(ii)         A “Reorganization Event” shall mean:

(1)          any consolidation, merger, conversion or other similar business combination of the Corporation with or into another Person, in each case, pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;

(2)          any sale, transfer, lease, or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its subsidiaries, taken as a whole, in each case pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;

(3)          any reclassification of the Voting Common Stock into securities other than the Voting Common Stock; or

(4)          any statutory exchange of all of the outstanding shares of Voting Common Stock for securities of another Person (other than in connection with a merger or acquisition).

(iii)        In the event that holders of the shares of the Voting Common Stock have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Corporation shall ensure that the Holders have the same opportunity to elect the form of consideration in accordance with the same procedures and pro ration mechanics that apply to the election to be made by the holders of the Voting Common Stock.  The amount of Exchange Property receivable upon conversion of any Non-Voting Common Equivalent Stock shall be determined based upon the Conversion Price in effect on the date on which such Reorganization Event is consummated.

(iv)        The provisions of this Section VII(i) shall similarly apply to successive Reorganization Events or any series of transactions that results in a Reorganization Event and the provisions of Section VII(i) shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.

(v)         The Corporation (or any successor) shall, at least twenty (20) days prior to the occurrence of any Reorganization Event, use reasonable best efforts to provide written notice to the Holders of the anticipated occurrence of such event and of the type and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section VII.

(vi)        The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for the conversion of the Non-Voting Common Equivalent Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section VII(i).

(j)           No adjustment to the Conversion Price for a share of Non-Voting Common Equivalent Stock shall be made for such share of Non-Voting Common Equivalent Stock if the Holder thereof has participated in the transaction that would otherwise give rise to an adjustment with respect to such share of Non-Voting Common Equivalent Stock, as a result of holding such shares of Non-Voting Common Equivalent Stock at the time of such transaction (including pursuant to Section IV), without having to convert such shares of Non-Voting Common Equivalent Stock, as if they held the full number of shares of Voting Common Stock into which each such share of the Non-Voting Common Equivalent Stock held by them may then be converted.

(k)          Notwithstanding anything to the contrary herein, an Adjustment Event shall not allow the Holder to acquire a higher percentage of any Class of Voting Securities of the Corporation than the Holder and its BHCA Affiliates beneficially owned immediately prior to such Adjustment Event.

Section VIII.       Reports as to Adjustments.

(a)          Whenever the number of shares of Voting Common Stock into which the shares of the Non-Voting Common Equivalent Stock are convertible is adjusted as provided in Section VII, the Corporation shall promptly, but in any event within ten (10) days thereafter, compute such adjustment and furnish to the Holders a notice stating the number of shares of Voting Common Stock into which each share of the Non-Voting Common Equivalent Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective. Amounts resulting from any calculation hereunder will be rounded to the nearest 1/10,000th.

Section IX.         Reservation of Stock.

(a)          The Corporation shall at all times reserve and keep available out of its authorized and unissued Voting Common Stock or shares acquired or created by the Corporation, solely for issuance upon the conversion of shares of Non-Voting Common Equivalent Stock as provided in these Articles Supplementary, free from any preemptive or other similar rights, such number of shares of Voting Common Stock as shall from time to time be issuable upon the conversion of all the shares of Non-Voting Common Equivalent Stock then outstanding.

(b)          The Corporation hereby covenants and agrees that, for so long as shares of the Voting Common Stock are listed on the NYSE or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed that number of shares of Voting Common Stock issuable upon conversion of shares of all the Non-Voting Common Equivalent Stock then outstanding.

Section X.           Exclusion of Other Rights.

The shares of Non-Voting Common Equivalent Stock shall not have any voting powers except as expressly described herein, and, except as may otherwise be required by Law, shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as these Articles Supplementary may be amended from time to time) and in the Charter. The shares of Non-Voting Common Equivalent Stock shall have no preemptive or subscription rights.

Section XI.         Severability of Provisions.

If any voting powers, preferences or relative, participating, optional or other special rights of the Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as these Articles Supplementary may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of Law, all other voting powers, preferences and relative, participating, optional and other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof unless so expressed herein.

Section XII.        Cancellation of Non-Voting Common Equivalent Stock.

Any shares of Non-Voting Common Equivalent Stock that have been duly converted in accordance with these Articles Supplementary, or reacquired by the Corporation, shall be cancelled promptly thereafter and revert to authorized but unissued shares of Preferred Stock undesignated as to series. Such shares may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock. The Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Non-Voting Common Equivalent Stock solely in accordance with the foregoing.

Section XIII.      Additional Authorized Shares.

Notwithstanding anything set forth in the Charter or these Articles Supplementary to the contrary, the Board or any authorized committee of the Board, without the vote of the Holders, may increase or decrease the number of authorized shares of Non-Voting Common Equivalent Stock or other stock ranking junior or senior to, or on parity with, the Non-Voting Common Equivalent Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section XIV.       Determinations.

The Corporation shall have the sole right to make all calculations called for hereunder. Absent fraud or manifest error, such calculations shall be final and binding on all Holders. The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board, shall be final and conclusive unless clearly inconsistent with the intent hereof. Amounts resulting from any calculation will be rounded, if necessary, to the nearest one ten-thousandth, with five one-hundred thousandths being rounded upwards.

Section XV.        No Redemption.

The Corporation may not, at any time, redeem the outstanding shares of the Non-Voting Common Equivalent Stock, other than as otherwise expressly set forth in Section VII.

Section XVI.       Maturity.

The Non-Voting Common Equivalent Stock shall be perpetual, unless converted in accordance with these Articles Supplementary.

Section XVII.     Repurchases.

Subject to the limitations imposed herein, the Corporation may purchase and sell shares of Non-Voting Common Equivalent Stock from time to time to such extent, in such manner, and upon such terms as the Board or any duly authorized committee of the Board may determine.

Section XVIII.   No Sinking Fund.

Shares of Non-Voting Common Equivalent Stock are not subject to the operation of a sinking fund.

Section XIX.       Notices.

All notices, demands or other communications to be given hereunder shall be in writing and shall be deemed to have been given (a) on the date of delivery if delivered personally to the recipient, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to (i) if to the Corporation, Banc of California, Inc., 3 MacArthur Place, Santa Ana, California 92707, Attention: Chief Executive Officer, Email: jared.wolff@bancofcal.com; with a copy to: General Counsel, Email: ido.dotan@bancofcal.com or (ii) if to any Holder or holder of Voting Common Stock, as the case may be, to such Holder or holder at the address listed in the stock record books of the Corporation, or, in each case, such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

Section XX.        Taxes.

(a)          The Corporation and each Holder shall bear their own costs, fees and expenses in connection with any conversion contemplated by Section III(a), except that the Corporation shall pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock or other securities issued on account of Non-Voting Common Equivalent Stock pursuant hereto, including in connection with any conversion contemplated by Section III(a); provided that the Corporation shall not be required to pay any such tax that may be payable in connection with any conversion contemplated by Section III(a) to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Corporation or has established to the satisfaction of the Corporation that such taxes have been paid or are not payable.

(b)          The Corporation and each Holder agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Corporation nor any Holder shall treat the Non-Voting Common Equivalent Stock as such for United States federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.

Section XXI.       No Stock Certificates.

Notwithstanding anything to the contrary contained in these Articles Supplementary, no shares of Non-Voting Common Equivalent Stock shall be issued in physical, certificated form. All shares of Non-Voting Common Equivalent Stock shall be evidenced by book-entry on the record books maintained by the Corporation or its transfer agent.

Section XXII.     Transfers.

The shares of Non-Voting Common Equivalent Stock are subject to the restrictions on transfer set forth in the Investment Agreement.  Any purported transfer in violation of such restrictions shall be null and void.

SECOND: The shares of Non-Voting Common Equivalent Stock have been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Executive Vice President and Chief Financial Officer and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer on this 28th day of November 2023.

BANC OF CALIFORNIA, INC.

By:	/s/ Joseph Kauder
Name:	Joseph Kauder
Title:	Executive Vice President and Chief Financial Officer

ATTEST:

By:	/s/ Ido Dotan
Name:	Ido Dotan
Title:	Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

[Signature Page to Articles Supplementary]